Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator of the

Samsonite Employee Savings Trust:

We consent to incorporation by reference in the registration statement (No. 333-19281) on Form S-8 of Samsonite Corporation of our report dated June 11, 2004, relating to the statements of net assets available for benefits of the Samsonite Employee Savings Trust as of December 31, 2003 and 2002, the statement of changes in net assets available for benefits for the year ended December 31, 2003, and the related supplemental schedule, which report appears in the December 31, 2003 annual report on Form 11-K of the Samsonite Employee Savings Trust.

KPMG LLP

Denver, Colorado

June 23, 2004